Exhibit 99.3

Reconciliation of Non-GAAP Results of Operations Measures to the Comparable GAAP Financial Measures

(In thousands of US dollars)

	For the Six Months Ended June 30,
	2023	2022
	USD$	USD$
Reconciliation of non-GAAP loss from operations:
Loss from operations	(4,059)	(32,802)
Add back: Share based compensation expenses	1,218	29,942
Adjusted loss from operations	(2,841)	(2,860)

Reconciliation of non-GAAP net loss:
Net Loss	(4,477)	(70,521)
Add back: Share based compensation expenses	1,218	29,942
Add back: Impairment of prepaid expenses and other current assets	-	21,635
Add back: Provision for dealership settlement	-	15,134
Adjusted Net loss	(3,259)	(3,810)